EXHIBIT 99.1

News Release

North American Construction Group Ltd. Announces Results for the First Quarter Ended March 31, 2026
Adjusted EBITDA of $99.5 million for the First Quarter of 2026
ACHESON, Alberta, May 13, 2026 - North American Construction Group Ltd. ("NACG") (TSX:NOA/NYSE:NOA) today announced results for the first quarter ended March 31, 2026. Unless otherwise indicated, figures are expressed in Canadian dollars, and comparisons are to the prior period ended March 31, 2025.
First Quarter 2026 Financial Highlights
Combined Revenue:
•$422.5 million, up 8% year-over-year and up 23% sequentially from Q4 2025
•Reported revenue: $319.2 million, down 6% year-over-year and up 4% sequentially from Q4 2025
Adjusted EBITDA:
•$99.5 million, flat year-over-year and up 28% sequentially from Q4 2025
•Net income: $5.6 million, down 10% year-over-year and up from $0.1 million in Q4 2025
Free Cash Flow:
•$3.7 million inflow, up $45.2 million year-over-year
First Quarter 2026 Operational & Corporate Highlights
NACG delivered improved margins and profitability through operational discipline, and sequential quarter improvements in absolute and margin performance.
•Our Australian operations delivered robust first-quarter revenue of $185.2 million, representing a 17% increase year-over-year. This growth was driven by higher volumes from growth assets, recent contract awards, and strong site performance, including improved equipment utilization. In addition, disciplined project execution contributed to a notable improvement in gross margin performance.
•On April 7, 2026, we completed the acquisition of Iron Mine Contracting (“IMC”), a leading mining services contractor in Western Australia. This strategic transaction advances our Australian growth strategy, positions us as a national Tier 1 contractor and expands our regional client base and operational capabilities. Under the acquisition agreement, we are entitled to IMC’s economic benefit from January 1, 2026, which will be reflected in the purchase price allocation but is not included in our reported Q1 results. For reference, IMC’s economic benefit for the quarter is included in our combined revenue, gross profit, adjusted net earnings, adjusted EBIT, and adjusted EBITDA.
•Margin performance improved in the oil sands region, reflecting the positive financial impact of our ongoing fleet right-sizing and enhanced focus on mechanical availability. These initiatives strengthened margins and contributed to improved revenue and profitability compared to Q4 2025, highlighting the effectiveness of our operational optimization efforts.
•We saw stabilization of equity earnings with a solid quarter of steady progress and project execution from the Fargo-Moorhead flood diversion project teams. Project to date, our earthmoving scopes continue to be completed on time and on budget.

"Our operations teams on both sides of the Pacific performed ahead of the expectations we had set entering the year. I am encouraged by their performance as the quarter reflected disciplined execution, improved operating focus, and, with that, early progress against the priorities we established for 2026 – in both our core regions of Australia and Canada," commented Barry Palmer, President and Chief Executive Officer.
"Due to the seasonal spring break-up in the oil sands region, historically generating a 15% revenue impact between first and second quarter, we maintain our original outlook for the second quarter and maintain our strong second half outlook which is immediately ahead of us with the task at hand to execute. I am looking forward to leading our teams through what I believe will be a very exciting 2026 and an even stronger 2027. Our business is positioned to generate the free cash flow that underpins our investment decisions and we will continue to steward that cash flow with strategic discipline for the benefit of our shareholders."
Financial Results for the First Quarter 2026
Combined revenue and reported revenue were generated during the quarter by the following primary segments:
•Heavy Equipment - Australia revenue increased 17% to $185.2 million, driven by strong project execution and utilization of growth assets. Sequential revenue rose $9.4 million over Q4 2025.
•Heavy Equipment - Canada revenue decreased 26% to $131.6 million, primarily due to the Q4 2025 sale of 797 haul trucks under our fleet optimization strategy, and reduced activity at key sites, partially offset by increased winter work and the ramp-up of the Kearl project. Sequential revenue improved by $3.7 million, consistent with seasonal activity and ongoing project ramp-ups.
•Revenue from joint ventures and affiliates declined 24% to $38.6 million, mainly due to lower volumes from MNALP, Nuna, and Fargo. The Fargo project reached 91% completion, maintaining operational momentum. Revenue was stable compared to Q4 2025.
•IMC generated $64.7 million in revenue, primarily from mining projects in Western Australia. This is a new addition, driving combined revenue growth and an expanded Australian platform.
Gross profit for the quarter increased to $42.8 million, with a margin of 13.4%, up from $37.9 million and 11.1% in Q1 2025, demonstrating improved cost performance and operational efficiency on lower revenue. Australia’s gross margin rose to 16.7%, and Canada’s margin improved to 9.5%, reflecting fleet optimization, including the divestiture of 797 haul trucks, and disciplined execution.
Combined gross profit reached $57.7 million (13.7% margin), up from $47.3 million (12.1%) in the prior year. The increase was primarily attributable to a $10.0 million contribution from IMC at a 15.4% margin, as well as a $4.9 million gain from our core segments. These gains were partially offset by lower joint venture profits, mainly due to reduced margins on the Fargo project, though MNALP margins improved. Notably, both the absolute and percentage measures of gross profit and combined gross profit exceeded Q4 2025 results, reflecting the positive impact of IMC’s contribution and the recovery of Fargo project margins after the previous quarter’s write-down.
Adjusted EBITDA was $99.5 million, slightly lower year-over-year, with the margin declining to 23.5% from 25.5% in Q1 2025, reflecting IMC’s lower-margin contribution. However, sequentially, adjusted EBITDA increased significantly from $77.6 million in Q4 2025, with the margin rising from 22.6% to 23.5%. This sequential improvement highlights the effectiveness of ongoing operational efficiency measures and the positive impact of IMC.
Adjusted earnings per share (“EPS”) for the first quarter of 2026 was $0.37, down from $0.52 in Q1 2025, but a significant improvement from the adjusted net loss of $0.14 in Q4 2025. The year-over-year decline was mainly due to the higher interest expense associated with debt from IMC and growth capital. Sequentially, the return to positive adjusted net earnings reflects improved operations, stable equity investment contributions, the absence of one-time charges from the prior quarter, and effective cost management.
Basic net income per share for Q1 2026 was $0.20, compared to $0.22 in Q1 2025 and $0.00 in Q4 2025. The decrease from the prior year was driven by the same factors as adjusted EPS, plus higher G&A expenses including increased stock-based compensation and non-recurring acquisition and reorganization costs, partially offset by favorable adjustments to contingent obligations and lower losses on derivative financial instruments. Sequentially, the drivers for basic EPS improvement are consistent with those for adjusted EPS.
Free cash flow for the quarter was $3.7 million, after absorbing a typical seasonal working capital outflow of $33.5 million, with underlying cash generation supported by $99.5 million in adjusted EBITDA, offset by sustaining capital and cash interest and tax payments.

Declaration of Quarterly Dividend
On May 11, 2026, the NACG Board of Directors declared a regular quarterly dividend (the “Dividend”) of twelve Canadian cents ($0.12) per common share, payable to common shareholders of record at the close of business on June 3, 2026. The Dividend will be paid on July 3, 2026, and is an eligible dividend for Canadian income tax purposes.
Outlook for 2026
Our operational priorities for 2026 are:
•Safety - safety-first mentality across all global operations - ensuring EVERYONE GETS HOME SAFE;
•Australian workforce mix - optimize heavy equipment maintenance workforce mix in Australia, following the improvements implemented in the second half of 2025;
•Cost reduction - following two years of major growth in Queensland, review and reduce discretionary operating costs while fully maintaining customer requirements;
•Integration - with the Iron Mine Contracting transaction complete, continued commissioning of expanded fleet in Western Australia to support growth and operational scale;
•Civil execution - deliver the successful completion of the Fargo-Moorhead flood diversion project, reinforcing our large-scale civil execution capabilities; and
•Mechanical availability - continue to improve mechanical availability and reliability of a right-sized heavy equipment fleet in the oil sands region.
Our growth drivers for 2026 and beyond are the strategic building blocks of our success:
•Scaling into a Tier 1 Contractor in Australia - provides ability to secure larger scopes in the much sought-after mining regions of Western Australia and Queensland;
•Securing infrastructure awards across North America - targeting nation-building projects in Canada and mass civil earthwork scopes in the United States for which we have deep experience and expertise; and
•Expanding mining services in Canada and the United States - leveraging our over 70 years of experience, ensuring we are front and center as ever increasing mine scopes in both countries are issued and awarded.
The following table provides projected key measures for 2026, inclusive of IMC, and is supported by our commissioned capital fleets and the proforma contractual backlog of $3.9 billion.

Key measures	2026
Combined revenue(i)	$1.5 - $1.7B
Adjusted EBITDA(i)	$380 - $420M
Free cash flow(i)	$110 - $130M
(i)See "Non-GAAP Financial Measures".
“Our 2026 outlook is bolstered by strong visibility with approximately $1.5 billion of revenue secured, representing over 90% of our midpoint revenue guidance,” said Jason Veenstra, Chief Financial Officer of NACG. “Our 2026 EBITDA profile reflects second quarter performance consistent with seasonal spring break-up in the oil sands region before meaningful improvements are expected in the second half as IMC opportunities are fully realized, newly acquired heavy equipment assets are commissioned and seasonal activity strengthens. Beyond that, we continue to see a promising bidding environment with $4.6 billion worth of scopes across thirteen different commodities in active tender and procurement processes.”

Results for the three months ended March 31, 2026
Consolidated Financial Highlights

	Three months ended
	March 31,
(dollars in thousands, except per share amounts)	2026	2025	Change
Revenue	$319,219	$340,833	$(21,614)
Cost of sales	220,397	242,228	(21,831)
Depreciation	56,009	60,714	(4,705)
Gross profit	$42,813	$37,891	$4,922
Gross profit margin(i)	13.4%	11.1%	2.3%

Total combined revenue(i)	422,523	391,504	31,019
Combined gross profit(i)	$57,680	$47,263	$10,417
Combined gross profit margin(i)	13.7%	12.1%	1.6%

General and administrative expenses (excluding stock-based compensation)(i)	17,801	11,090	6,711
Stock-based compensation expense (benefit)	2,638	(3,408)	6,046
Operating income	21,885	30,582	(8,697)
Interest expense, net	16,690	13,516	3,174
Net income	5,554	6,163	(609)
Comprehensive income	30,290	6,641	23,649

Adjusted EBITDA(i)	99,472	99,932	(460)
Adjusted EBITDA margin(i)(ii)	23.5%	25.5%	(2.0)%

Free cash flow(i)	3,659	(41,575)	45,234

Per share information
Basic net income per share	$0.20	$0.22	$(0.02)
Diluted net income per share	$0.19	$0.21	$(0.02)
Adjusted EPS(i)	$0.37	$0.52	$(0.15)
(i)See "Non-GAAP Financial Measures".
(ii)Adjusted EBITDA margin is calculated using adjusted EBITDA over total combined revenue.
Conference Call and Webcast
Management will hold a conference call and webcast to discuss our financial results for the three months ended March 31, 2026, tomorrow, Thursday, May 14, 2026, at 9:00 am Eastern Time (7:00 am Mountain Time).
The call can be accessed by dialing:
Toll free: 1-800-717-1738
Conference ID: 96416

A replay will be available through June 12, 2026, by dialing:
Toll Free: 1-888-660-6264
Conference ID: 96416
Playback Passcode: 96416

A slide deck for the webcast will be available for download the evening prior to the call and will be found on the company’s website at www.nacg.ca/presentations/
The live presentation and webcast can be accessed at:
https://onlinexperiences.com/scripts/Server.nxp?LASCmd=AI:4;F:QS!10100&ShowUUID=F5010CB7-DF4F-46FD-9027-D06461C97614
A replay will be available until June 12, 2026, using the link provided.

About the Company
North American Construction Group Ltd. is a premier provider of heavy civil construction and mining services in Australia, Canada, and the U.S. For over 70 years, NACG has provided services to the mining, resource and infrastructure construction markets.
For further information contact:
Jason Veenstra, CPA, CA
Chief Financial Officer
North American Construction Group Ltd.
(780) 960.7171
ir@nacg.ca
www.nacg.ca
Basis of Presentation
We have prepared our consolidated financial statements in conformity with accounting principles generally accepted in the United States ("US GAAP"). Unless otherwise specified, all dollar amounts discussed are in Canadian dollars. Please see the Management’s Discussion and Analysis ("MD&A") for the quarter ended March 31, 2026, for further detail on the matters discussed in this release. In addition to the MD&A, please reference the dedicated 2026 Q1 Results Presentation for more information on our results and projections which can be found on our website under Investors - Presentations.
Forward-Looking Information
The information provided in this release contains forward-looking statements. Forward-looking statements include statements preceded by, followed by or that include the words "anticipate", "believe", "expect", "should" or similar expressions and include guidance with respect to financial metrics provided in our outlook for 2026.
The material factors or assumptions used to develop the above forward-looking statements include, and the risks and uncertainties to which such forward-looking statements are subject, are highlighted in the MD&A for the three months ended March 31, 2026. Actual results could differ materially from those contemplated by such forward-looking statements because of any number of factors and uncertainties, many of which are beyond NACG’s control. Undue reliance should not be placed upon forward-looking statements and NACG undertakes no obligation, other than those required by applicable law, to update or revise those statements. For more complete information about NACG, please read our disclosure documents filed with the SEC and the CSA. These free documents can be obtained by visiting EDGAR on the SEC website at www.sec.gov or on the CSA website at www.sedarplus.com and on our company website at www.nacg.ca.

Non-GAAP Financial Measures
This press release presents certain non-GAAP financial measures, non-GAAP ratios, and supplementary financial measures that may be useful to investors in analyzing our business performance, leverage, and liquidity. A non-GAAP financial measure is defined by relevant regulatory authorities as a numerical measure of an issuer's historical or future financial performance, financial position or cash flow that is not specified, defined or determined under the issuer’s GAAP and that is not presented in an issuer’s financial statements. A "non-GAAP ratio" is a ratio, fraction, percentage or similar expression that has a non-GAAP financial measure as one or more of its components. Non-GAAP financial measures and ratios do not have standardized meanings under GAAP and therefore may not be comparable to similar measures presented by other issuers. They should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. A "supplementary financial measure" is a financial measure disclosed, or intended to be disclosed, on a periodic basis to depict historical or future financial performance, financial position or cash flows that does not fall within the definition of a non-GAAP financial measure or non-GAAP ratio. The non-GAAP financial measures and ratios we present include, "adjusted EBIT", "adjusted EBITDA", "adjusted EBITDA margin" "adjusted EPS", "adjusted net earnings", "backlog", "capital additions", "capital expenditures, net", "capital inventory", "capital work in progress", "cash liquidity", "cash related interest expense", "cash provided by operating activities prior to change in working capital", "combined backlog", "combined gross profit", "combined gross profit margin", "equity investment depreciation and amortization", "equity investment EBIT", "equity method investment backlog", "free cash flow", "general and administrative expenses (excluding stock-based compensation)", "growth capital", "growth spending", "invested capital", "margin", "net debt", "net debt leverage", "senior-secured debt", "share of affiliate and joint venture capital additions", "sustaining capital", "total capital liquidity", "total combined revenue", and "total debt". We also use supplementary financial measures such as "gross profit margin" and "total net working capital (excluding cash and current portion of long-term debt)" in our MD&A. Each non-GAAP financial measure used in this press release is defined under "Financial Measures" in our Management's Discussion and Analysis filed on EDGAR on the SEC website at www.sec.gov or on the CSA website at www.sedarplus.com and on our company website at www.nacg.ca.

Reconciliation of net income to adjusted net earnings, adjusted EBIT and adjusted EBITDA

	Three months ended
	March 31,
(dollars in thousands)	2026	2025
Net income	$5,554	$6,163
Adjustments:
Stock-based compensation expense (benefit)	2,638	(3,408)
Loss on disposal of property, plant and equipment	(70)	(974)
Unrealized foreign exchange (gain) loss	(805)	—
Change in FV of contingent obligations - estimate adjustments	(4,254)	(1,317)
Loss on derivative financial instruments	825	6,912
Equity investment loss on derivative financial instruments	458	1,019
IMC economic benefit - net income	2,204	—
Acquisition costs	1,334	—
Canadian organizational realignment costs	2,679	—
Depreciation expense relating to early component failures	—	4,274
Post-acquisition asset relocation and integration costs	—	1,640
Tax effect of the above items	(317)	208
Adjusted net earnings(i)	$10,246	$14,517
Adjustments:
Tax effect of the above items	317	(208)
Income tax expense	4,243	4,244
Equity Investment EBIT(i)	3,173	3,310
Equity earnings in affiliates and joint ventures	(2,776)	(3,283)
Change in FV of contingent obligations - interest accretion	1,603	4,347
IMC economic benefit - interest and tax expense	1,649	—
Interest expense, net	16,690	13,516
Adjusted EBIT(i)	$35,145	$36,443
Adjustments:
Depreciation	56,009	60,714
Amortization of intangible assets	559	601
Equity investment depreciation and amortization	3,393	6,448
IMC economic benefit - depreciation and amortization	4,366	—
Depreciation expense relating to early component failures	—	(4,274)
Adjusted EBITDA(i)	$99,472	$99,932
Adjusted EBITDA margin(i)(ii)	23.5%	25.5%
(i)See "Non-GAAP Financial Measures".
(ii)Adjusted EBITDA margin is calculated using adjusted EBITDA over total combined revenue.
Reconciliation of equity earnings in affiliates and joint ventures to equity investment EBIT

	Three months ended
	March 31,
	2026	2025
Equity earnings in affiliates and joint ventures	$2,776	$3,283
Adjustments:
Loss on disposal of property, plant and equipment	41	2
Income tax (benefit) expense	(79)	54
Interest expense (income), net	435	(29)
Equity investment EBIT(i)	$3,173	$3,310
(i) See "Non-GAAP Financial Measures"

Reconciliation of total reported revenue to total combined revenue

	Three months ended
	March 31,
(dollars in thousands)	2026	2025
Revenue from wholly-owned entities per financial statements	$319,219	$340,833
Share of revenue from investments in affiliates and joint ventures	103,177	136,237
IMC economic benefit - revenue	64,683	—
Elimination of joint venture subcontract revenue	(64,556)	(85,566)
Total combined revenue(i)	$422,523	$391,504
(i) See "Non-GAAP Financial Measures".
Reconciliation of reported gross profit to combined gross profit

	Three months ended
	March 31,
(dollars in thousands)	2026	2025
Gross profit from wholly-owned entities per financial statements	$42,813	$37,891
Share of gross profit from investments in affiliates and joint ventures	4,874	9,372
IMC economic benefit - gross profit	9,993	—
Combined gross profit(i)(ii)	$57,680	$47,263
Combined gross profit margin(i)(ii)	13.7%	12.1%
(i)See "Non-GAAP Financial Measures".
(ii) Certain prior period costs within the Fargo joint venture have been reclassified from non-operating to operating to better align with NACG classifications. This reclassification has no impact on revenue, income before taxes, or net income.
Reconciliation of basic net income per share to adjusted EPS

	Three months ended
	March 31,
(dollars in thousands)	2026	2025
Net income	$5,554	$6,163

Adjusted net earnings	$10,246	$14,517

Weighted-average number of common shares	27,629,059	27,859,886
Weighted-average number of diluted shares	28,504,380	28,863,668

Basic net income per share	$0.20	$0.22
Diluted net income per share	$0.19	$0.21
Adjusted EPS(i)	$0.37	$0.52

(i)See "Non-GAAP Financial Measures".
Net Debt

(dollars in thousands)	March 31, 2026	December 31, 2025
Credit Facility(i)	$242,811	$174,156
Equipment financing(i)	334,230	309,238
Mortgage(i)	26,523	26,742
Senior-secured debt(ii)	603,564	510,136
Senior unsecured notes	350,000	350,000
Contingent obligations(i)	63,872	63,453
Convertible debentures(i)	—	55,000
Cash	(121,129)	(100,128)
Net debt(ii)	$896,307	$878,461

(i)Includes current portion.
(ii)See "Non-GAAP Financial Measures".

Free Cash Flow

	Three months ended
	March 31,
(dollars in thousands)	2026	2025
Consolidated Statements of Cash Flows
Cash provided by operating activities	$29,805	$51,418
Cash used in investing activities	(46,169)	(93,781)
Effect of exchange rate on changes in cash	7,098	(1,075)
Add back of growth and non-cash items included in the above figures:
Growth capital additions(i)	12,925	28,066
Capital additions financed by leases(i)	—	(26,203)
Free cash flow(i)	$3,659	$(41,575)

(i)See "Non-GAAP Financial Measures".

Consolidated Balance Sheets
(Expressed in thousands of Canadian Dollars)
(Unaudited)

	March 31, 2026	December 31, 2025
Assets
Current assets
Cash	$121,129	$100,128
Accounts receivable	161,804	148,928
Contract assets	20,176	30,472
Inventories	74,573	75,660
Prepaid expenses and deposits	6,322	6,925
Assets held for sale	551	107
	384,555	362,220
Property, plant and equipment, net of accumulated depreciation of $627,918 (December 31, 2025 – $582,892)	1,384,014	1,358,852
Operating lease right-of-use assets	10,250	10,734
Investments in affiliates and joint ventures	74,812	70,416
Intangible assets	12,706	12,333
Other assets	10,540	5,198
Total assets	$1,876,877	$1,819,753
Liabilities and shareholders' equity
Current liabilities
Accounts payable	$103,386	$102,054
Accrued liabilities	92,862	89,308
Contract liabilities	15,110	22,848
Current portion of long-term debt	96,401	160,557
Current portion of contingent obligations	36,108	34,597
Current portion of operating lease liabilities	1,233	1,495
	345,100	410,859
Long-term debt	852,625	749,829
Contingent obligations	27,764	28,856
Operating lease liabilities	9,457	9,698
Other long-term obligations	21,893	22,607
Deferred tax liabilities	146,069	141,283
	1,402,908	1,363,132
Shareholders' equity
Common shares (authorized – unlimited number of voting common shares; issued and outstanding – March 31, 2026 - 28,240,120 (December 31, 2025 – 28,821,481))	277,757	282,957
Treasury shares (March 31, 2026 - 876,010 (December 31, 2025 - 871,244))	(15,097)	(14,993)
Additional paid-in capital	—	2,807
Retained earnings	177,186	176,463
Accumulated other comprehensive income	34,123	9,387
Shareholders' equity	473,969	456,621
Total liabilities and shareholders' equity	$1,876,877	$1,819,753

Consolidated Statements of Operations and
Comprehensive Income

(Expressed in thousands of Canadian Dollars, except per share amounts)
(Unaudited)

	Three months ended
	March 31,
	2026	2025
Revenue	$319,219	$340,833
Cost of sales	220,397	242,228
Depreciation	56,009	60,714
Gross profit	42,813	37,891
General and administrative expenses	20,439	7,682
Amortization of intangible assets	559	601
Gain on disposal of property, plant and equipment	(70)	(974)
Operating income	21,885	30,582
Interest expense, net	16,690	13,516
Equity earnings in affiliates and joint ventures	(2,776)	(3,283)
Loss on derivative financial instruments	825	6,912
Change in fair value of contingent obligations	(2,651)	3,030
Income before income taxes	9,797	10,407
Current income tax expense	2,389	1,777
Deferred income tax expense	1,854	2,467
Net income	5,554	6,163
Other comprehensive income
Unrealized foreign currency translation gain	(24,736)	(478)
Comprehensive income	$30,290	$6,641

Per share information
Basic net income per share	$0.20	$0.22
Diluted net income per share	$0.19	$0.21